July 16, 2024

Benjamin Palleiko
Chief Executive Officer
KalVista Pharmaceuticals, Inc.
55 Cambridge Parkway
Suite 901E
Cambridge, Massachusetts 02142

       Re: KalVista Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed July 11, 2024
           File No. 333-280759
Dear Benjamin Palleiko:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Julia Forbess